Backwardation Enhanced S and P GSCI Light Energy Index

                                                         Free Writing Prospectus
                                           Registration Statement No. 333-156423
                                                              Dated May 18, 2011
                                                      Filed Pursuant to Rule 433

The Backwardation Enhanced S and P GSCI Light Energy Index offers a tactical
(yet passive) enhancement on a well-diversified commodity index by maintaining exposure to commodities that are in backwardation. Backwardation is a well-documented phenomenon in commodities markets. Commodities that exhibit long-term trends of backwardation often have tight inventory balances and may experience price increases in response to an increase in demand, resulting in enhanced price returns. The Backwardation Enhanced S and P GSCI Light Energy
Index attempts to take advantage of this positive correlation between persistent backwardation and enhanced price returns by concentrating the exposure in commodities that are persistently in backwardation.

The Backwardation Enhanced S and P GSCI Light Energy Index offers:

[]   Access to an investment strategy created by Morgan Stanley Commodities

[]   A transparent, rules-based methodology

[]   Exposure to fundamental supply/demand-supported commodities in a commodity index

[]   Independent index calculation by S and P

Access to the Backwardation Enhanced S and P GSCI Commodity Index is available via a range of investable products. For further details about these products, including the key risks associated with them, please contact your broker or financial adviser.

Contango and Backwardation

Contango and backwardation are terms that describe the relationship between prices on commodities futures contracts with different delivery dates. Commodities futures are exchange-traded contracts that offer price exposure to commodities across various periods depending on the delivery months. Market participants often use futures contracts to hedge against their exposure to, or to speculate on, commodity prices. For example, a wheat farmer during summer months (say, June–July) may observe better-than-usual weather conditions and expect a record harvest (and thus anticipate lower prices in the fall, say, November). To preserve any profits, the farmer may sell the November delivery wheat contract at a slightly lower price than the current *spot* price (the price quoted for immediate payment and delivery of physical commodities). Similarly, a bakery chain may anticipate an increasing demand for baked products (due to holidays or higher consumer spending) and could buy the November delivery wheat contract at a slightly higher price than the *spot* price to hedge against any rise in wheat prices. This act of selling/buying future delivery contracts at a premium or a discount over the current *spot* price leads to a commodity being in *backwardation* or *contango*.

A commodity is said to be in *contango* when the prices of exchange-traded futures contracts on the commodity are *higher* in the distant delivery months than in the nearer-delivery (or current) months. For example, the price curve of the NY Mercantile Exchange ("NYMEX") traded WTI Crude Oil, which is currently exhibiting contango (as of October 2010), is shown below:


Crude Oil Futures by Contract
91
89
87
85
83
81
79
77
75
73
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13
Apr-14
Oct-14
Apr-15
Oct-15

Source: NYMEX

In contrast, when the prices of exchange-traded futures contracts are *lower* in the distant-delivery months than in the nearer-delivery (or current) months, the commodity is said to be in *backwardation*. For example, the price curve of the London Metal Exchange ("LME") traded Copper, which is currently exhibiting backwardation (as of October 2010), is shown below:


Copper Futures by Contract
7,700
7,200
6,700
6,200
5,700
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12
Apr-13
Oct-13
Apr-14
Oct-14
Apr-15
Oct-15
Apr-16
Oct-16
Apr-17
Oct-17
Apr-18
Oct-18
Apr-19
Oct-19
Apr-20
Oct-20

Source: LME

Commodity Index—Mechanics and Periodic Roll

Commodity indices (such as the S&P GSCI or the Dow Jones-UBS) offer investors exposure to the price performance of various commodities. They are composed of exchange-traded commodities futures contracts rather than physical commodities. By tracking commodities futures rather than physical commodities, the indices become investable benchmarks, meaning they can generally be replicated using futures contracts. In order to track the *spot* prices as closely as possible, these benchmark commodity indices invest in futures contracts that have the nearest-term maturity. As the nearest-term maturity approaches, in order to avoid physical delivery, the index sells the futures contracts referencing the nearest-term maturity and buys futures contracts referencing the next-nearest maturity. For example, the S&P GSCI Brent Crude Index invests in Brent crude oil futures contracts that have a monthly expiration schedule. So in October, the index will invest in November expiry (or delivery) futures contracts. As the November expiry date approaches, the index will sell the November futures contract and buy the December futures contracts instead. This allows the index to provide the closest possible exposure to spot prices without risking any physical delivery of the commodity. This process, whereby an index periodically sells and buys futures contracts to maintain investable exposure, is known as *rolling*.

Bellwether commodity indices, such as the S&P GSCI and the Dow Jones-UBS Commodity Index, invest in a portfolio of commodity futures contracts and roll the exposure on a monthly schedule.


Rolling the futures
Expiry
Month 1
Month 2
Month 3
Selling "Month 1" and Buying "Month 2" before "Month 1" contract expires
Time

Another important aspect of a commodity index is the cost (or yield) associated with periodic rolling. This cost is also known as *roll return* (or carry).

Holding other factors constant, backwardation generally has a positive impact on commodity index performance. Consider an index that is invested in a commodity that is exhibiting backwardation—i.e., the price of nearer-delivery contracts is higher than the price of distant-delivery contracts. In the course of periodic rolling of a commodity exhibiting backwardation, the index will sell the nearer-delivery contract at a higher price and buy the distant-delivery contract at a lower price, resulting in a gain (sell high, buy low). This gain, experienced during periodic rolling, is also known as *positive roll return* (or positive carry).


Positive roll yield
Price
Sell High
Buy Low
Maturity
Backwardation: distant-delivery prices are ***lower*** than nearer-delivery prices

Similarly, holding other factors constant, contango generally has a negative impact on commodity index performance. Consider an index that is invested in a commodity that is exhibiting contango—i.e., the price of nearer-delivery contracts is lower than the price of distant-delivery contracts. In the course of the periodic rolling of a commodity exhibiting backwardation, the index will sell the nearer-delivery contract at a lower price and buy the distant-delivery contract at a higher price, resulting in a loss (sell low, buy high). This loss, experienced during periodic rolling, is also known as *negative roll return* (or negative carry). For an index invested in a commodity exhibiting contango, less contango would mean lower negative roll return associated with periodic rolling of that commodity.


Price
Less negative roll yield
With less contango
Buy High
Sell Low
Negative roll yield
Maturity
Contango: distant-delivery prices are ***higher*** than nearer-delivery prices

Persistent Backwardation as a Potential Predictor of Returns

For commodities that have tight supply/strong demand fundamentals, consumers of the physical commodity are willing to pay a premium for immediate delivery, thus creating buying pressure on nearer-delivery contracts. On the flip side, producers of such commodities have an incentive to lock in a higher price over longer time horizons (to preserve long-term margins), which creates selling pressure on distant-delivery contracts. This process, whereby consumers buy nearer-delivery contracts at a premium and producers sell distant-delivery contracts at a discount, leads to a commodity being in backwardation. Consider an example of Brent crude oil: An airline usually buys nearer-delivery oil contracts (1–2 years) as it can predict demand in the short term. An oil producer, on the other hand, may want to establish a long-dated baseline price for oil as it takes 4–5 years to develop and extract oil from a field. A baseline price for oil may be essential for the producer to preserve any margins and justify financing the project. Hence, to lock in a baseline oil price, the producer may approach the airliner and incentivize it by offering supplies over a longer time horizon at a discounted price. And the airliner, anticipating higher oil prices in the future, may lock in 4–5 years worth of oil supplies at a discounted price to hedge its baseline fuel consumption. This scenario, where sellers and buyers transact in distant-delivery contracts at a discount over the nearer-delivery contracts, would cause the Brent crude oil price curve to exhibit backwardation.

Certain commodities maintain backwardation over a relatively long time period (over 12–18 months), a state also known as "persistent backwardation." In recent years, index investments linked to commodities with persistent backwardation have often exhibited higher returns than commodities that are not persistently backwardated, due not only to the cumulative effect of positive roll return, but also to enhanced price returns demonstrated by commodities exhibiting persistent backwardation. This enhanced price performance is thought to be due to long-term supply constraints that affect most of the commodities exhibiting persistent backwardation, which lead to an increase in prices whenever there is an increase in demand, resulting in higher returns. The following chart, which plots the annualized total return percentage (y-axis) and annualized roll return (x-axis) for various commodities components, shows a positive correlation between persistent backwardation and higher returns from a commodity investment.

Annualized % Total Return (y-axis) and Annualized % Roll Return (x-axis) Per Commodity, from inclusion in GSCI to December 2010**



30
20
10
0
(10)
(20)
(30)
(30)
(20)
(10)
10
Brent Crude
GasOil
Nickel
Soybeans
Unleaded Gasoline
Copper
Soybean Oil
Crude Oil
Lead
Heating Oil
Silver
Gold
Cotton
Live Cattle
Wheat
Feeder Cattle
Kansas wheat
Corn
Lean Hogs
Cocoa
Sugar
Aluminum
Zinc
Coffee
Natural Gas

Source: Standard & Poor's and Morgan Stanley Commodities

**Dates of Inclusion in S&P GSCI — Jan 1970 – Wheat, Corn, Soybeans, Live Cattle, Aluminum; Jan 1973 – Silver, Sugar; Jan 1976 – Lean Hogs; Jan 1977 – Cotton, Copper; Jan 1978 – Gold; Jan 1981 – Coffee; Jan 1983 – Heating Oil; Jan 1987 – WTI; Jan 1988 – RBOB; Jan 1993 – Nickel, Zinc; Jan 1994 – Natural Gas; Jan 1995 – Lead; Jan 1999 – Kansas Wheat, Brent, Gasoil

Petroleum commodities, such as Brent crude oil and unleaded gasoline, have shown persistent backwardation and outperformed other energy commodities, such as natural gas, due to fundamentals, such as supply constraints, storage and transportation limitations and high-demand growth. Similarly, soybeans exhibit higher persistent backwardation over grains, such as wheat, due to higher demand (e.g., bio-fuels, edible oil), lower plantation acreage and higher cost of planting. An investment strategy that focuses on commodities exhibiting persistent backwardation may produce improved returns over a longer investment horizon.

Backwardation Enhancement

Backwardation Enhancement involves identifying commodities that exhibit persistent backwardation and modifying a diversified commodity index, such as the S&P GSCI Light Energy Commodity Index, to concentrate exposure on commodities determined to exhibit persistent backwardation, using the following methodology:

1. At the start of each year, for each sector (other than the energy sector), components of the light energy index with the highest annualized roll return over the past 10 years are selected for inclusion in the backwardation enhanced index and each of those selected components is assigned the total weight of the sector it represents.

2. For the energy sector (for which all components, except natural gas, have generally exhibited persistent backwardation), it is only natural gas that is excluded from inclusion in the backwardation enhanced index. The components of the energy sector are not subject to the same test that is applied to commodities in the other sectors.

3. All rules are passive, defined and disclosed. The Backwardation Enhanced S&P GSCI Light Energy Commodity Index is calculated and published by S&P on a daily and intra-day basis.

By concentrating the exposure provided by the index in commodities exhibiting persistent backwardation, Backwardation Enhancement is intended to improve the roll return associated with monthly rolling of the contracts in the index and increase price returns of the index due to the expected positive correlation between persistent backwardation and price performance of a commodity. However, this concentration gives rise to the risk that the resulting backwardation enhanced index does not provide a diversified exposure to commodities and instead provides a concentrated risk to a limited number of commodities. See "Risk Factors" below for more details.

The following table sets forth the sector weights of the S&P GSCI Light Energy Commodity Index and the component(s) representing each sector in the Backwardation Enhanced S&P GSCI Light Energy Commodity Index, as of April 2011. Sector weights of the Dow Jones-UBS Commodity Index are provided for comparison purposes.

Sector	DJUBS Sector Weights (for comparison)	S&P GSCI Light Energy Sector Weights	Components in S&P GSCI Light Energy via Backwardation Enhancement
Energy	33%	36%	WTI Crude Oil, Brent Crude Oil, Gasoline, Heating Oil, Gasoil
Metals	31%	22%	Copper
Grains	22%	22%	Soybeans
Livestock	6%	9%	Live Cattle
Softs	8%	11%	Sugar

A comparative year-over-year return is as follows (for illustrative purposes):

Period	DJUBS	S&P GSCI Light Energy	S&P GSCI Light Energy with Backwardation Enhancement
Jan '00–Dec '00	32.09%	22.13%	27.10%
Jan '01–Dec '01	-17.28%	-21.95%	-16.30%
Jan '02–Dec '02	24.70%	15.72%	26.97%
Jan '03–Dec '03	20.82%	14.69%	31.07%
Jan '04–Dec '04	5.13%	7.35%	26.88%
Jan '05–Dec '05	23.29%	16.54%	31.08%
Jan '06–Dec '06	1.62%	-0.29%	1.20%
Jan '07–Dec '07	19.99%	23.19%	35.19%
Jan '08–Dec '08	-37.23%	-41.09%	-41.51%
Jan '09–Dec '09	16.36%	15.35%	44.41%
Jan '10–Dec '10	14.27%	14.73%	17.12%

Historical Information

Below is a chart showing comparative returns of the Dow Jones-UBS Commodity Index, the S&P GSCI Light Energy Commodity Index and the Backwardation Enhanced S&P GSCI Light Energy Commodity Index, beginning on January 3, 2000. The Backwardation Enhanced S&P GSCI Light Energy Commodity Index has been calculated and publicly disseminated since July 1, 2010. The Index levels for the earlier period have been calculated retrospectively on a hypothetical basis using the current calculation methodology.

Risk Factors

The following is a list of certain key risks associated with an investment in the Backwardation Enhanced S&P GSCI Light Energy Index ("backwardation enhanced index").

No Guarantee of Outperformance. While the backwardation enhanced index attempts to take advantage of any positive correlation between persistent backwardation and higher price returns from commodities exhibiting persistent backwardation, commodities with strong backwardation characteristics may not demonstrate strong price returns and may underperform commodities that are not included in the backwardation enhanced index. There is no guarantee that the commodities identified by the Backwardation Enhancement criteria in fact have tight inventory balances or that the prices of such commodities will always rise in value with an increase in demand. For this reason, there can be no assurance that the backwardation enhanced index will have positive performance or will outperform the benchmark indices.

Retrospective Index Calculation. The backwardation enhanced index has been calculated and publicly disseminated since July 1, 2010, and the levels of the index for the earlier period have been calculated retrospectively on a hypothetical basis, using the current index calculation methodology. An investment in the backwardation enhanced index may be riskier due to the fact that there is limited historical information.

Index Methodology. Because the commodity selection process for the backwardation enhanced index is based on the average



550
450
350
250
150
50
DJUBSTR Index
SPGCLETR Index
SPBBLTR Index
1/3/00
7/3/00
1/3/01
7/3/01
1/3/02
7/3/02
1/3/03
7/3/03
1/3/04
7/3/04
1/3/05
7/3/05
1/3/06
7/3/06
1/3/07
7/3/07
1/3/08
7/3/08
1/3/09
7/3/09
1/3/10
7/3/10
1/3/11
4/3/11

Source: Bloomberg

annualized backwardation in the past 10-year period, there can be no assurance that the commodities selected for inclusion in the backwardation enhanced index will be in backwardation at the time selected, continue to be in backwardation or be the commodities with the strongest backwardation characteristics for the future year. In addition, the backwardation enhanced index is only rebalanced annually, and so any significant changes in the market that lead to a loss in backwardation of the chosen commodity (vis-a-vis others in that sector) may adversely affect the index's performance.

Less Diversification. Whereas the S and P GSCI Light Energy Commodity Index (the
"light energy index"), on which the

backwardation enhanced index is based, consists of futures contracts on 24 different commodities, the backwardation enhanced index consists of contracts on only nine commodities and therefore does not provide as diversified an exposure to commodities as the broad-based light energy index and can be riskier than the more broad-based light energy index. The backwardation enhanced index consists of futures contracts on only one commodity from each of the metals, grains, softs and livestock sectors that have been selected at the beginning of the relevant year as commodities exhibiting the highest level of persistent backwardation and on all energy commodities, except natural gas, which often tends to exhibit contango.

IMPORTANT INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively,
Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus, if you request it, by calling toll free
1-800-584-6837.

This material was prepared by sales, trading or other non-research personnel of
Morgan Stanley and Co. Incorporated (together with its affiliates, hereinafter
"Morgan Stanley"). This material was not produced by a Morgan Stanley research analyst. Unless otherwise indicated, these views are the author's and may differ from those of the Morgan Stanley fixed income or commodity research department or others in the firm.

The Backwardation Enhancement principles and methodology described herein may not work in every circumstance or with respect to the financial information of every company. The measures and factors considered in the Backwardation
Enhancement analysis are not necessarily correlated with financial or market performance of the constituent companies and may fail to highlight negative information or data that could adversely affect the Backwardation Enhancement
Index performance or an investment related to Backwardation Enhancement. In addition, the Backwardation Enhancement principles are subject to change and may not always achieve their intended results. The appropriateness of a particular investment or strategy will depend on an investor's individual circumstances and objectives. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

Hypothetical performance results have inherent limitations. There are frequently sharp differences between hypothetical and actual performance results subsequently achieved by any particular trading strategy. Hypothetical performance results do not represent actual trading and are generally designed with the benefit of hindsight. They cannot account for all factors associated with risk, including the impact of financial risk in actual trading or the ability to withstand losses or to adhere to a particular trading strategy in the face of trading losses. There are numerous other factors related to the markets in general or to the implementation of any specific trading strategy that cannot be fully accounted for in the preparation of hypothetical performance results and all of which can adversely affect actual trading results.

Investments and services are offered through Morgan Stanley and Co.
Incorporated, member SIPC.

S and P GSCI Disclaimer

The Product(s) is not sponsored, endorsed, sold or promoted by Standard and
Poor's Financial Services, LLC ("S and P"). S and P makes no representation or warranty, express or implied, to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the applicable S and P GSCI Index to track general commodity market performance. S and P's only relationship to
Morgan Stanley and its affiliate ("MS") is the licensing of certain trademarks and trade names of S and P and of the applicable S and P GSCI Index which is determined, composed and calculated by S and P without regard to MS or the
Product(s). S and P has no obligation to take the needs of MS or the owners of the Product(s) into consideration in determining, composing or calculating the applicable S and P GSCI Index. S and P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. S and P has no obligation or liability in connection with the administration, marketing or trading of the Product(s).

S and P DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE APPLICABLE S
and P GSCI INDEX OR ANY DATA INCLUDED THEREIN. S and P MAKES NO WARRANTY,
EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MS, OWNERS OF THE
PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE APPLICABLE S and P
GSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED
HEREUNDER OR FOR ANY OTHER USE. S and P MAKES NO EXPRESS OR IMPLIED WARRANTIES,
AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR
A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S and P GSCI INDEX OR ANY DATA
INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S and
P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL
DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH
DAMAGES.

Morgan Stanley and Co. Incorporated
1585 Broadway
New York, NY 10036

[C] 2011 Morgan Stanley, all rights reserved.

www.morganstanley.com

NY CS 6592786  05/11